Exhibit 99.1

Scotiabank Announces New Partnership to deliver Enhanced Insurance Services in Jamaica and Trinidad & Tobago and to refocus its Caribbean Operations by Divesting Operations in 9 countries

Scotiabank's subsidiaries in Jamaica and Trinidad & Tobago to sell insurance operations and to partner with Sagicor Financial Corporation Limited to provide an expanded suite of insurance products and services to customers in Jamaica and Trinidad & Tobago

Republic Financial Holdings Limited to acquire Scotiabank's Banking Operations in Anguilla, Antigua, Dominica, Grenada, Guyana, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines

TORONTO, Nov. 27, 2018 /CNW/ - Scotiabank today announced agreements with respect to certain of its Caribbean operations, as part of its strategy to focus the Bank's efforts on its core markets with significant scale.

As part of this strategy, Scotiabank's subsidiaries in Jamaica (Scotia Group Jamaica Limited, "Scotiabank Jamaica") and Trinidad & Tobago (Scotiabank Trinidad & Tobago Limited, "Scotiabank Trinidad & Tobago") announced that they will enter into a 20-year distribution agreement with Sagicor Financial Corporation Limited ("Sagicor") through which an enhanced suite of market-leading insurance products and solutions, underwritten by Sagicor, will be offered to Scotiabank customers in Jamaica and Trinidad & Tobago.  As part of this partnership, Scotiabank Jamaica and Scotiabank Trinidad & Tobago have entered into agreements to sell their respective insurance subsidiaries: Scotia Jamaica Life Insurance Company and ScotiaLife Trinidad and Tobago Limited to Sagicor.

These agreements are subject to regulatory approval and customary closing conditions. The transaction is also subject to the closing of the announced transaction whereby Sagicor will be acquired by Alignvest Acquisition II Corporation subject to conditions in and pursuant to a plan of arrangement and the surviving entity will continue the Sagicor brand and be publicly-listed on the Toronto Stock Exchange.

Scotiabank has also entered into an agreement to sell its banking operations in 9 non-core markets in the Caribbean (Anguilla, Antigua, Dominica, Grenada, Guyana, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) to Republic Financial Holdings Limited ("RFHL"). The agreement is subject to regulatory approvals and customary closing conditions.

These transactions are not financially material to Scotiabank. Scotiabank's common equity tier one capital ratio will increase by approximately 10 basis points on closing. Until such approvals are obtained and conditions are met, and the transactions close, all Scotiabank operations in these countries will continue as usual.

"Scotiabank is proud to work with the Republic Group and Sagicor – both leaders in financial services in the Caribbean who are well positioned to invest and grow these businesses," said Ignacio (Nacho) Deschamps, Group Head, International Banking at Scotiabank. "We are pleased to partner with Sagicor to deliver an enhanced suite of insurance products and services, underwritten by Sagicor, to our customers and to work with Republic Group, who is committed to delivering enhanced financial products and services that best serve customers' needs."

"Due to increasing regulatory complexity and the need for continued investment in technology to support our regulatory requirements, we made the decision to focus the Bank's efforts on those markets with significant scale in which we can make the greatest difference for our customers," continued Mr. Deschamps. "Scotiabank is committed to the Caribbean as demonstrated by the Bank's ongoing investment in products, services and processes to provide an enhanced banking experience to customers across the region."

Sagicor is a leading financial services provider in the Caribbean, with operations in 22 countries in the Caribbean, Latin America, the United Kingdom and the United States.

RFHL is a leading financial group based in Trinidad & Tobago with operations across the Caribbean and Ghana.

As part of the proposed agreements, impacted employees of Scotiabank in the 9 countries will join the Republic Group and employees of Scotia Jamaica Life Insurance Company and ScotiaLife Trinidad and Tobago Limited will join Sagicor, or a new licensed insurance sales entity that will be created as a result of this transaction.

Scotiabank is committed to working closely with RFHL and with Sagicor to provide the smoothest transition possible for all customers and employees.

Scotiabank's Global Banking and Markets Division acted as exclusive financial advisor to Scotiabank on both transactions. Osler, Hoskin & Harcourt LLP acted as Scotiabank's legal advisor on the sale of its' banking operations in the 9 Caribbean countries. Blake, Cassels & Graydon LLP acted as Scotiabank's legal advisor on the sale of its insurance businesses in Jamaica and Trinidad & Tobago and partnership with Sagicor.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 97,000 employees and assets of $998 billion (as at October 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/November2018/27/c6720.html

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For further information: For media enquiries only: Juan Iramain, Global Communications, Scotiabank, Juan.Iramain@scotiabank.com, PH: (416) 866-4362; For investor enquiries only: Phil Smith, Investor Relations, Scotiabank, Philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 06:14e 27-NOV-18